April 8, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Touchstone Strategic Trust (the “Trust”)
Registration Statement on Form N-14
(File No. 333-202668)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of April 10, 2015 or as soon thereafter as practicable.

[Signature Page Follows]

Sincerely,

TOUCHSTONE STRATEGIC TRUST		TOUCHSTONE STRATEGIC TRUST

By:	/s/ Jill T. McGruder	By:	/s/ Terrie A. Wiedenheft
Name:	Jill T. McGruder	Name:	Terrie A. Wiedenheft
Title:	President	Title:	Controller and Treasurer

[Touchstone Strategic Trust—Signature Page to Acceleration Request Letter]